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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☐

Note: Regulation S-T Rule 101(b)(8) only permits the filing or submission of a Form CB in paper by a party that is not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act.

Global Infrastructure Solutions Inc.

(Name of Subject Company)

N/A

(Translation of Subject Company’s Name into English (if applicable))

Delaware

(Jurisdiction of Subject Company’s Incorporation or Organization)

Global Infrastructure Solutions Inc.

(Name of Person(s) Furnishing Form)

Common Stock

(Title of Class of Subject Securities)

N/A

(CUSIP Number of Class of Securities (if applicable))

Deborah S. Butera

Global Infrastructure Solutions Inc.

660 Newport Center Drive, Suite 940

Newport Beach, California 92660

(213) 640-4020

(Name, Address (including zip code) and Telephone Number (including area code) of

Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

Copies to:

Carol B. Stubblefield

Baker & McKenzie LLP

452 Fifth Avenue

New York, New York 10018

United States

Telephone: (212) 626-4100

May 6, 2022 (Publication of Explanatory Statement and Scheme Document)

(Date Scheme of Arrangement Commenced)

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1.	Home Jurisdiction Documents

(a)	The following document is attached as an exhibit to this Form CB:

Exhibit Number
99.1	The Palladium Holdings Pty Ltd Scheme Booklet is attached hereto as Exhibit 99.1.

(b)	Not applicable.

Item 2.	Informational Legends

A legend complying with Rule 802(b) under the U.S. Securities Act of 1933, as amended, is included in Exhibit 99.1 referred to in Item 1.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Not applicable.

PART III - CONSENT TO SERVICE OF PROCESS

(1)	Written irrevocable consent and power of attorney on Form F-X has been filed by Global Infrastructure Solutions Inc. with the Securities and Exchange Commission concurrently with the furnishing of this Form CB on May 6, 2022.

(2)	Not applicable.

PART IV - SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Global Infrastructure Solutions Inc.

/s/ Deborah S. Butera
Name: Deborah S. Butera
Title: General Counsel & Secretary

Dated: May 5, 2022

Exhibit Index

Exhibit Number	Description
Exhibit 99.1	Palladium Holdings Pty Ltd Scheme Booklet dated May 6, 2022.